UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 23, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Fidelity & Guaranty Life

File No. 333-190880 - CF#30266

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Fidelity & Guaranty Life submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on October 28, 2013.

Based on representations by Fidelity & Guaranty Life that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.18	through July 1, 2016
Exhibit 10.19	through January 1, 2015
Exhibit 10.20	through October 28, 2023
Exhibit 10.21	through October 28, 2023
Exhibit 10.22	through October 28, 2023
Exhibit 10.23	through October 28, 2023

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary